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                      [Letterhead of Angelica Corporation]



To Our Shareholders:

      As previously announced, the Board of Directors of Angelica Corporation (the "Company") has adopted a new Shareholder Rights Plan to replace the Company's existing Shareholder Rights Plan, which expired on September 7, 1998. Pursuant to the new Plan, preferred stock purchase rights have been distributed as a dividend at the rate of one Right for each share of the Company's Common Stock issued and outstanding as of the close of business on September 8, 1998. Enclosed is a summary of the Shareholder Rights Plan.
The summary is being furnished pursuant to the Rights Agreement, dated as of August 27, 1998, between the Company and UMB Bank, N.A., as Rights Agent.

      In conjunction with the adoption of the Shareholder Rights Plan, the Board has also adopted a plan which mandates maintaining a majority of independent, outside directors and periodic, but no less than every three years, evaluation of the Shareholders Rights Plan. This plan, known as the TIDE (Three-year Independent Director Evaluation) Plan, is consistent with the Board's goal to implement a rights plan that addresses investor concerns about director entrenchment, accountability and oversight.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from either the Company or the Rights Agent, UMB Bank, N.A. No separate certificates evidencing the Rights are being issued at this time; therefore, shareholders of record may wish to keep copies of the enclosed summary with their Common Stock certificates.

      If you have any questions with respect to the Shareholder Rights Plan, or would like to request a copy of the Rights Agreement from the Company, please contact Jill Witter, Secretary, Angelica Corporation, 424 South Woods Mill Road, Chesterfield, Missouri 63017-3406, telephone number (314) 854-3807.


Very Truly Yours,

/s/ Don W. Hubble

Don W. Hubble
Chairman of the Board, President
and Chief Executive Officer